

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 2, 2017

Cui Rongfeng
Chief Executive Officer
TDH Holdings, Inc.
c/o Qingdao Tiandihui Foodstuffs Co. Ltd.
Room 1809, Financial Square
197 Shuangzhu Road, Huangdao District
Qingdao, Shandong Province
The People's Republic of China

Re: TDH Holdings, Inc.
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted May 24, 2017
CIK No. 0001684425

Dear Mr. Cui:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Post Offering Ownership, page 29

1. Please add a note to explain how you derived the $8,456,638 total consideration amount, and the reason for the resulting $1.07 per share, for the existing shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

2.   We note your disclosure responding to prior comment 15. Please expand your disclosure on page 35 to provide a more detailed and comprehensive discussion of the business factors and decisions made by management that contributed to your sales growth and net revenue increase while decreasing your cost of sales as a percentage of your net revenue in 2016. Similarly, expand your explanation of the gross margin increase to discuss the "strong operating performance" business drivers and the "strict cost control" measures that contributed to your improvement of operating efficiency.

3.   We note that your discussion of changes in selling, general and administrative expenses addresses the absolute dollar change but does not address that selling, general and administrative expenses expressed as a percentage of sales increased from 16.8% in 2015 to 19.8% in 2016. While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volumes. Therefore, please expand your disclosure to discuss the specific factors driving the increase of selling, general and administrative expenses expressed as a percentage of sales.

Liquidity and Capital Resources, page 36

4.   Please expand your disclosure to state the amount outstanding under each line of credit as of the most recent practicable date.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

5.   We note your revised disclosure responding to prior comment 18. Since you continue to state that you do not provide "unconditional" right of return, please expand your disclosure to describe the circumstances under which you would provide "conditional" right of return. If you do not provide the right of return under any circumstances, please revise your disclosure and remove the "unconditional" terminology.

Note 13 – Segmental and Revenue Analysis, page F-23

6.   We note your revised disclosure responding to prior comment 21, indicating that you operate in a single operating segment. Please expand your disclosure to state that you also operate in a single reportable segment. Please note FASB ASC 280-10-50 guidance

and distinction between operating segment and reportable segment, wherein companies are required to provide disclosures about reportable segments, and wherein the analysis of operating segments and aggregation criteria would help determine the number of reportable segments.

7. We note that your revised disclosure responding to prior comment 23 includes a category of "other countries" and that revenues associated with these countries increased by $4.9 million in 2016 or 60% of the total $8.1 million increase. To help us better understand this increase, please provide us with subtotals of geographic information about groups of other countries to provide further insight of this variance.

Closing Comments

You may contact Lily Dang, Staff Accountant, at (202) 551-3867, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: F. Alec Orudjev
Schiff Hardin LLP